Regulatory Announcement



Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:00 25-May-06
Number	5739D


SEC MAIL
PROCESSING
RECEIVED
JUN 1 2006
WASH, D.C.
160
SECTION

RNS Number:5739D
Tesco PLC
25 May 2006

25 May 2006

Tesco PLC

TESSTL - ORDINARY SHARE PURCHASE

Tesco PLC ('the Company') was notified that on 24 May 2006 the Tesco Employees' Share Scheme Trustees purchased 2,000,000 Ordinary Shares of 5p each in the Company at an average price of 317.083847p.

The Trust is for the benefit of employees and executive directors of the Company. Each executive director of the Company and any PDMRs (persons discharging managerial responsibilities), as potential beneficiaries of the Trust, are deemed to have an interest in the shares acquired by the Trust. The directors/PDMRs in questions are: P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, L Neville-Rolfe.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R (1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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